UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

GH Research PLC (the “Company”) announces its participation in a Mini-Panel Session at the 64th American College of Neuropsychopharmacology (ACNP) annual meeting (the “Congress”), where results related to its GH001-TRD-201, GH001-PPD-203 and GH001-BD-202 clinical trials will be discussed. The Congress is scheduled to take place from January 12-15, 2026, in Nassau, Bahamas.

The Mini-Panel Session will be chaired by Prof Michael E. Thase, featuring presentations by Lisa Harding, MD, Kristina M. Deligiannidis, MD, and Roger S. McIntyre, MD. A copy of the presentation for the Mini-Panel session is attached hereto as Exhibit 99.1.

The fact that this presentation is being made available should not be deemed an admission as to the materiality of any information contained in the material. The information contained in the presentation is being provided as of January 15, 2026, and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

99.1	Mini-Panel Session Presentation with Title: Exploring the Therapeutic Potential of Mebufotenin (GH001) Across Depressive Disorders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: January 15, 2026

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance